UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

MTC Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55377A 10 6 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 55377A 10 6	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. Identification Nos. of Above Persons (Entities Only)

Rajesh K. Soin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

3,779,625
6 SHARED VOTING POWER

1,896,194
7 SOLE DISPOSITIVE POWER

3,779,625
8 SHARED DISPOSITIVE POWER

1,896,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,675,819
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.2%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO. 55377A 10 6	13G	Page 3 of 8 Pages

Item 1.	(a)	Name of Issuer:

MTC Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4032 Linden Avenue Dayton, Ohio 45432

Item 2.	(a)	Name of Person Filing:

Rajesh K. Soin

	(b)	Address of Principal Business Office or, if None, Residence:

c/o MTC Technologies, Inc. 4032 Linden Avenue Dayton, Ohio 45432

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

55377A 10 6

CUSIP NO. 55377A 10 6	13G	Page 4 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

5,675,819

	(b)	Percent of class:

37.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

3,779,625

(ii) Shared power to vote or to direct the vote:

1,896,194

(iii) Sole power to dispose or to direct the disposition of:

3,779,625

(iv) Shared power to dispose or to direct the disposition of:

1,896,194

The shares of common stock described on pages 2 and 4 hereof are reported as of February 13, 2007 and include 21,000 shares of Common Stock issuable to the Reporting Person upon the exercise of options that are exercisable within 60 days of February 13, 2007. Of the shares described in Items 4 (c)(i) and 4 (c)(iii) above, the Reporting Person has sole voting and investment power of 2,255,466 shares owned by various trusts of which he is the trustee. The Reporting Person has shared voting and investment power of the shares of Common Stock described above in Items 4 (c)(ii) and 4(c)(iv) as the managing member of a limited liability company serving as the general partner of a limited partnership which owns such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

CUSIP NO. 55377A 10 6	13G	Page 5 of 8 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NO. 55377A 10 6	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
(Date)

/s/ Bruce Teeters
Bruce Teeters
Attorney-in-Fact

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 55377A 10 6	13G	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Power of Attorney, dated February 24, 2006